SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	January 29, 2007 at 12.00 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso signs loan agreement with European Investment Bank

Stora Enso has signed a loan agreement with the European Investment Bank (EIB) for a EUR 140 million loan facility to finance part of Stora Enso’s investment in research and development in Finland and Sweden for the next five years. The facility, which is expected to be fully drawn, is the result of good long-term co-operation between EIB and Stora Enso.

“We have negotiated an agreement that builds on previous transactions with EIB and offers Stora Enso attractive terms that are consistent with our borrowing practices. This facility adds another source of funding that specifically supports our R&D efforts, which is a function with increasing importance in the future,” comments Stora Enso’s CFO Hannu Ryöppönen.

R&D in Stora Enso

Stora Enso has research centres in Finland, Sweden, Germany and the USA, and strong technical organisations in the business units. They co-operate with leading forest cluster R&D providers and technology suppliers.

Stora Enso’s five research centres have a product focus and are strongly integrated with the business organisations. They combine product-specific expertise with scientific understanding of the manufacture, converting and end uses of the Group’s products.

The two InnoCentres run by Stora Enso Consumer Boards have established a new area in Stora Enso’s R&D. They are an interface to the future of fibre-based packaging, and are used for developing and testing new packaging solutions together with other partners in the value chain.

For further information, please contact:

Hannu Ryöppönen, Chief Financial Officer, tel. +44 20 7016 3114

Ilkka Kartovaara, Senior Vice President, Corporate R&D, tel. +358 2046 21464

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel